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                           December 5, 2023

       John J. D   Angelo
       President and Chief Executive Officer
       Investar Holding Corp
       10500 Coursey Boulevard
       Baton Rouge, LA 70816

                                                        Re: Investar Holding
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed November 29,
2023
                                                            File No. 333-275784

       Dear John J. D   Angelo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance